FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3
to
ANNUAL REPORT
of
KREDITANSTALT FÜR WIEDERAUFBAU
(Name of Registrant)
and
KfW INTERNATIONAL FINANCE INC.
(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED
(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on
Title of Issue	registration is effective	which registered

N/A	N/A	N/A

*	The registrants file annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

ROBERT M. THOMAS, JR.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

SIGNATURES

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 as follows:

Exhibit (d) is hereby amended by adding the following text at the beginning of the section “Kreditanstalt für Wiederaufbau — Financial Section — Management’s Comments on the Consolidated Financial Statements”:

“RECENT DEVELOPMENTS

KfW’s preliminary results for the nine months ended September 30, 2004

The following information is based on preliminary unaudited figures that are subject to adjustment. This information is not necessarily indicative of KfW Group’s figures for the full year.

The following table sets forth an approximate breakdown by category of KfW’s commitments for loans, grants and guarantees during the first nine months of 2004 as compared with the first nine months of 2003.

	Nine months
	ended September 30,
	2003(1)	2004(2)
	(billions of €)
Commitments
Investment finance in the Federal Republic and elsewhere in Europe	36.8	28.5
of which KfW Mittelstandsbank	9.2	7.0
of which loans	7.9	6.8
of which guarantees and securitizations (PROMISE)	1.3	0.2
of which KfW Förderbank	27.5	21.5
of which loans	20.7	16.8
of which securitizations commitments (PROVIDE)	6.8	4.7
KfW IPEX-Bank	9.0	8.0
KfW Development Bank	0.9	0.9

Total	46.7	37.4

(1)	Unaudited.

(2)	Preliminary and unaudited.

The level of overall commitments for investment finance in the Federal Republic and elsewhere in Europe decreased by a total of €8.3 billion during the first nine months of 2004 compared to the same period in 2003. Lower demand for loans from KfW Förderbank and KfW Mittelstandsbank was mainly due to low private consumption and low investment volumes.

Demand was strong for KfW Mittelstandsbank’s loan programme for SMEs, start-ups and self-employed professionals as well as its equity participation programmes. Commitments by KfW Mittelstandsbank decreased by €2.2 billion; this was mainly due to modest demand by commercial banks for global loans for SME financing — which by their nature involve small numbers of large transactions. Also, with respect to synthetic securitizations, the commitments made under KfW’s PROMISE programme for the first nine months of 2004 reached €0.2 billion which was below the level of commitments for the same period in 2003.

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The volume of commitments under the programmes of KfW Förderbank in the first three quarters of 2004 amounted to €16.8 billion compared to €20.7 billion for the same period in 2003. Demand for loans from KfW Förderbank rose for its education programmes and municipal infrastructure programmes. However, the demand for loans under its housing investment programmes and environmental investment programmes decreased as the notably high level of commitments in 2003 — which resulted from strong demand for KfW Förderbank’s home-ownership programme mainly due to special government benefits for home owners until 2003 — returned to more normal levels.

Furthermore, commercial banks have made less use of KfW Förderbank’s global loans for the financing of home-ownership — which by their nature involve small numbers of large transactions. With respect to synthetic securitizations, the volume of commitments under KfW’s PROVIDE programme was €2.1 billion lower than the comparable figure for the first three quarters of 2003.

KfW anticipates that the volume of synthetic securitization transactions under its PROMISE and PROVIDE programmes will be lower in 2004 than in 2003 mainly due to lower demand by the banks.

While the level of commitments of KfW IPEX-Bank during the first nine months of 2004 (€8.0 billion) decreased slightly compared to the first nine months of 2003 (€9.0 billion), the level of total commitments is fully in line with KfW’s projections for 2004. KfW IPEX-Bank's domestic business accounted for €3.5 billion for the first nine months of 2004 compared to €4.9 billion for the same period in 2003. The decline was in line with KfW’s expectations since the commitment levels in 2003 were exceptionally high. Business outside Germany has been affected by various external factors such as the conflict in Iraq, a significant increase in the oil price and the relative increase in value of the euro. Taking these factors into account, the level of commitments outside Germany was fairly stable and overall the numbers are in line with KfW’s projections. As in previous years, financing outside Germany concentrated heavily on Europe (61.5% of new commitments). The level of new commitments was higher in Asia than in North America. New commitments were particularly strong in the sectors raw materials and ship financing.

The volume of commitments under the programs of KfW Development Bank amounted to €0.9 billion in the first nine months of 2004, compared with €0.9 billion in the first nine months of 2003.

For the full year 2004, KfW expects in total a lower volume of commitments than in 2003, mainly due to the exceptionally high volume of KfW Förderbank in 2003.

Sources of funds

The volume of funding raised in the capital markets for the first nine months of 2004 was €42.7 billion (excluding credit-linked certificates of indebtedness in the amount of €0.7 billion), of which 43% was raised in euro and the remainder in 13 other currencies.”

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SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrants Kreditanstalt für Wiederaufbau and KfW International Finance Inc. have each duly caused this amendment to be signed on their respective behalves by the undersigned, thereunto duly authorized,

KREDITANSTALT FÜR WIEDERAUFBAU

By:	/s/ Dr. Frank Czichowski

Dr. Frank Czichowski Senior Vice President and Treasurer

By:	/s/ Horst Seissinger

Horst Seissinger First Vice President

KfW INTERNATIONAL FINANCE INC.

By:	/s/ Dr. Volker Gross

Dr. Volker Gross General Counsel, Vice President and Secretary

Date: October 29, 2004

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